DONEGAL GROUP INC.

                           AGENCY STOCK PURCHASE PLAN


                              PROSPECTUS SUPPLEMENT
                       TO PROSPECTUS DATED AUGUST 22, 1996

                             ---------------------

         On August 14, 1998, Donegal Group Inc. (the "Company") filed with the Securities and Exchange Commission a Form 10-Q Quarterly Report for the quarter ended June 30, 1998, a copy of which, without exhibits, is attached to this Prospectus Supplement.

         This Prospectus Supplement should be read in conjunction with the Company's Prospectus dated August 22, 1996 and the Company's 1997 Annual Report to Stockholders.



          The date of this Prospectus Supplement is September 9, 1998.

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                    Form 10-Q

(Mark One)
[x] Quarterly Report Pursuant to Section 13 of the Securities Exchange Act of 1934

For the Quarterly Period Ended June 30, 1998

                                       or
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to ___________________.

Commission File No. 0-15341


                               Donegal Group Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


           Delaware                                              23-2424711
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)


             1195 River Road, P.O. Box 302, Marietta, PA 17547-0302
          ------------------------------------------------------------
          (Address of principal executive offices, including zip code)


                                 (717) 426-1931
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

--------------------------------------------------------------------------------
              (Former name, former address and former fiscal year,
                         if changed since last report)

         Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. Yes x . No.   .
                                             ---     ---

                Applicable Only to Issuers Involved in Bankruptcy
                  Proceedings During the Preceding Five Years:

         Indicate by check mark whether the registrant has filed all documents and reports required by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a
court. Yes   .   No   .
          ---      ---
                      Applicable Only to Corporate Issuers:

         Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 8,132,759 shares of Common Stock, $1.00 par value, outstanding on July 31, 1998.

                          Part I. Financial Information

Item 1.  Financial Statements.

                       Donegal Group Inc. And Subsidiaries
                           Consolidated Balance Sheet

Assets                                                             June 30, 1998        December 31, 1997
                                                                   -------------        -----------------
Investments                                                         (Unaudited)
    Fixed maturities
       Held to maturity, at amortized cost                         $113,012,794            $117,246,205
       Available for sale, at market value                           63,681,171              57,731,251
    Equity securities, available for sale at market                  13,696,428               7,274,562
    Short-term investments, at cost, which
       approximates market                                           13,663,713              22,712,787
    Other investments, at cost, which
       approximates market                                            1,000,000                  --
                                                                   ------------            ------------
          Total Investments                                         205,054,106             204,964,805
Cash                                                                  1,826,116               3,413,315
Accrued investment income                                             2,837,984               2,741,207
Premiums receivable                                                  12,952,084              11,244,628
Reinsurance receivable                                               43,428,769              40,953,032
Deferred policy acquisition costs                                     9,109,754               8,448,060
Federal income tax receivable                                           459,059                  56,454
Deferred federal income taxes                                         3,090,040               3,302,043
Prepaid reinsurance premiums                                         23,410,314              22,882,283
Property and equipment, net                                           5,058,747               4,938,524
Accounts receivable - securities                                      ---                       456,493
Due from affiliate                                                      471,627                 141,313
Other                                                                 1,270,007                 562,348
                                                                   ------------            ------------
          Total Assets                                             $308,968,607            $304,104,505
                                                                   ============            ============

Liabilities and Stockholders' Equity

Liabilities
    Losses and loss expenses                                       $122,566,123            $118,112,390
    Unearned premiums                                                74,728,962              71,367,691
    Accrued expenses                                                  2,310,911               3,214,767
    Reinsurance balances payable                                        664,316                 735,009
    Cash dividend declared to stockholders                               --                     604,054
    Line of credit                                                    5,000,000              10,500,000
    Accounts payable - securities                                        --                   2,499,059
    Other                                                               611,826                 283,098
    Due to affiliate - Pioneer acquisition                            5,191,774               5,191,774
                                                                   ------------            ------------
          Total Liabilities                                         211,073,912             212,507,842
                                                                   ------------            ------------
Stockholders' Equity
    Preferred stock, $1.00 par value, authorized
       1,000,000 shares; none issued
    Common stock, $1.00 par value, authorized 15,000,000 shares, issued 8,245,868 and 6,122,431 shares and outstanding
       8,123,580 and 6,030,715 shares                                 8,245,868               6,122,431
    Additional paid-in capital                                       40,187,679              38,932,117
    Accumulated other comprehensive income                            1,455,560               1,011,417
    Retained earnings                                                48,897,344              46,422,454
    Treasury stock                                                     (891,756)               (891,756)
                                                                   ------------            ------------
          Total Stockholders' Equity                                 97,894,695              91,596,663
                                                                   ------------            ------------
          Total Liabilities and
              Stockholders' Equity                                 $308,968,607            $304,104,505
                                                                   ============            ============


          See accompanying notes to consolidated financial statements.

                       Donegal Group Inc. and Subsidiaries
                        Consolidated Statement of Income
                                   (Unaudited)

                For the three months ended June 30, 1998 and 1997

                                                            Three Months Ended June 30,
                                                             1998                1997
                                                         -----------          -----------
Revenues:
    Premiums earned                                      $41,260,309          $39,721,921
    Premiums ceded                                        13,682,052           12,898,416
                                                         -----------          -----------
       Net premiums earned                                27,578,257           26,823,505
    Investment income, net of investment
       expenses                                            2,768,139            2,881,771
    Realized gain                                             35,442               35,527
    Lease income                                             188,120              154,396
    Service charge income                                    453,068              358,661
                                                         -----------          -----------
       Total Revenues                                     31,023,026           30,253,860
                                                         -----------          -----------
Expenses:
    Losses and loss expenses                              28,433,598           25,799,082
    Reinsurance recoveries                                 9,208,460            8,469,679
                                                         -----------          -----------
       Net losses and loss expenses                       19,225,138           17,329,403
    Amortization of deferred policy
       acquisition costs                                   5,025,000            4,251,000
    Other underwriting expenses                            3,450,366            4,605,054
    Policy dividends                                         342,266              308,070
    Interest                                                 200,556              277,938
    Other expenses                                           401,243              376,348
                                                         -----------          -----------
       Total Expenses                                     28,644,569           27,147,813
                                                         -----------          -----------
    Income before income taxes                             2,378,457            3,106,047
Income taxes                                                 485,025              705,450
                                                         -----------          -----------
    Net income                                           $ 1,893,432          $ 2,400,597
                                                         ===========          ===========

Earnings per common share
    Basic                                                       $.22                 $.30*
                                                                 ===                  ===
    Diluted                                                     $.22                 $.30*
                                                                 ===                  ===


                             Statement of Comprehensive Income
                                        (Unaudited)

                                                            Three Months Ended June 30,
                                                             1998                 1997
                                                         -----------           -----------
Net Income                                               $ 1,893,432           $ 2,400,597
                                                         -----------           -----------
Other comprehensive income, net of tax
    Unrealized gains on securities:
       Unrealized holding gain arising
          during the period                                  142,285               641,902
       Less: Reclassification adustment for
          losses included in
          Net income                                            (308)              (4,307)
                                                         -----------           -----------
Other comprehensive income                                   141,977               637,595
                                                         -----------           -----------
Comprehensive income                                     $ 2,035,409           $ 3,038,192
                                                         ===========           ===========

---------------
* Restated

          See accompanying notes to consolidated financial statements.

                       Donegal Group Inc. and Subsidiaries
                        Consolidated Statement of Income
                                   (Unaudited)

                 For the six months ended June 30, 1998 and 1997

                                                              Six Months Ended June 30,
                                                              1998                 1997
                                                          -----------           -----------
Revenues:
    Premiums earned                                       $81,739,088           $78,763,105
    Premiums ceded                                         26,956,287            25,535,267
                                                          -----------           -----------
       Net premiums earned                                 54,782,801            53,227,838
    Investment income, net of investment
       expenses                                             5,613,406             5,726,754
    Realized gain                                             347,235                73,354
    Lease income                                              371,184               296,848
    Service charge income                                     804,544               752,437
                                                          -----------           -----------
       Total Revenues                                      61,919,170            60,077,231
                                                          -----------           -----------
Expenses:
    Losses and loss expenses                               53,360,594            49,706,729
    Reinsurance recoveries                                 18,333,551            15,464,783
                                                          -----------           -----------
       Net losses and loss expenses                        35,027,043            34,241,946
    Amortization of deferred policy
       acquisition costs                                    9,725,000             8,730,000
    Other underwriting expenses                             8,147,317             8,717,870
    Policy dividends                                          820,124               741,769
    Interest                                                  383,615               442,925
    Other expenses                                            823,052               773,813
                                                          -----------           -----------
       Total Expenses                                      54,926,151            53,648,323
                                                          -----------           -----------
    Income before income taxes                              6,993,019             6,428,908
Income taxes                                                1,782,934             1,465,878
                                                          -----------           -----------
    Net income                                             $5,210,085           $ 4,963,030
                                                           ==========           ===========

Earnings per common share
    Basic                                                        $.63                  $.62*
                                                                  ===                   ===
    Diluted                                                      $.62                  $.62*
                                                                  ===                   ===


                        Statement of Comprehensive Income
                                   (Unaudited)

                                                              Six Months Ended June 30,
                                                              1998                  1997
                                                          -----------           -----------
Net Income                                                $ 5,210,085           $ 4,963,030
                                                          -----------           -----------
Other comprehensive income, net of tax
    Unrealized gains (losses) on securities:
       Unrealized holding gain arising
          during the period                                   486,787                   128
          Less: Reclassification adustment for
          losses included in
          Net income                                          (41,644)                 (717)
                                                          -----------           -----------
Other comprehensive income (loss)                             444,143                  (589)
                                                          -----------           -----------
Comprehensive income                                      $ 5,654,228           $ 4,962,441
                                                          ===========           ===========

-------------
* Restated

          See accompanying notes to consolidated financial statements.

                       DONEGAL GROUP INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                   (Unaudited)
                     FOR THE SIX MONTHS ENDED JUNE 30, 1998


                                                                        Accumulated                                      Total
                                Common Stock            Additional       Other Com-                                      Stock-
                         --------------------------       Paid-In        prehensive     Retained       Treasury         holders'
                           Shares         Amount          Capital          Income       Earnings         Stock           Equity
                         ---------       ----------     ----------      -----------    -----------     ---------      -----------
Balance,
  December 31, 1997      6,122,431       $6,122,431     $38,932,117     $1,011,417     $46,422,454     $(891,756)     $91,596,663


Issuance of
  Common Stock              61,970           61,970       1,255,562                                                     1,317,532


Net Income                                                                               5,210,085                      5,210,085


Other Comprehensive
  Income                                                                   444,143                                        444,143


Stock Dividend           2,061,467        2,061,467                                     (2,061,467)                         --


Cash Dividend                                                                             (673,728)                      (673,728)
                       -----------       ----------     -----------     ----------     -----------    ----------      -----------
Balance,
 June 30, 1998           8,245,868       $8,245,868     $40,187,679     $1,455,560     $48,897,344     $(891,756)     $97,894,695
                       ===========       ==========     ===========     ==========     ===========     =========      ===========



          See accompanying notes to consolidated financial statements.

                       DONEGAL GROUP INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Unaudited)
                 For the six months ended June 30, 1998 and 1997

                                                                   Six months ended June 30,
                                                                   1998                1997
                                                               -----------          -----------
Cash Flows from Operating Activities:
    Net income                                                 $ 5,210,085          $ 4,963,030
                                                               -----------          -----------
    Adjustments to reconcile net income to net
       cash provided by operating activities:
       Depreciation and amortization                               217,046              178,538
       Realized investment gain                                   (347,235)             (73,354)
    Changes in Assets and Liabilities:
       Losses and loss expenses                                  4,453,733              267,228
       Unearned premiums                                         3,361,271              563,176
       Premiums receivable                                      (1,707,456)             (15,611)
       Deferred policy acquisition costs                          (661,694)             (72,796)
       Deferred federal income taxes                               (16,798)            (110,876)
       Reinsurance receivable                                   (2,475,737)           2,467,980
       Prepaid reinsurance premiums                               (528,031)            (515,112)
       Accrued investment income                                   (96,777)            (151,078)
       Due from affiliate                                         (330,314)             967,333
       Reinsurance balances payable                                (70,693)             (50,622)
       Federal income taxes receivable                            (402,605)            (795,418)
       Other, net                                               (1,282,787)          (1,697,586)
                                                               -----------          -----------
Net adjustments                                                    111,923              961,802
                                                               -----------          -----------
       Net cash provided by operating activities                 5,322,008            5,924,832
                                                               -----------          -----------
Cash flows from investing activities:
    Purchase of fixed maturities
       Held to maturity                                         (9,004,828)         (13,087,963)
       Available for sale                                      (14,234,581)         (10,183,672)
    Purchase of equity securities, available for sale          (10,878,128)          (3,015,732)
    Maturity of fixed maturities
       Held to maturity                                         13,307,736            4,484,420
       Available for sale                                        5,248,065            3,594,999
    Sale of fixed maturities - available for sale                  535,765            4,010,313
    Sale of equity securities, available for sale                5,893,013            1,538,232
    Purchase of other investments                               (1,000,000)               --
    Purchase of property and equipment                            (365,073)            (988,680)
    Net sales of short-term investments                          9,049,074            6,507,482
                                                               -----------          -----------
       Net cash used in investing activities                    (1,448,957)          (7,140,601)
                                                               -----------          -----------
Cash flows from financing activities:
    Cash dividends paid                                         (1,277,782)          (1,047,079)
    Issuance of common stock                                     1,317,532              398,077
    Line of credit, net                                         (5,500,000)               --
                                                               -----------          -----------
    Net cash provided by (used in)
       financing activities                                     (5,460,250)            (649,002)
                                                               -----------          -----------
Net decrease in cash                                            (1,587,199)          (1,864,771)
Cash at beginning of year                                        3,413,315            3,700,163
                                                               -----------          -----------
Cash at end of quarter                                         $ 1,826,116          $ 1,835,392
                                                               ===========          ===========

Cash paid during period   - Interest                           $    58,143          $   334,014
                          - Income taxes                       $ 2,202,337          $   559,584


          See accompanying notes to consolidated financial statements.

                       DONEGAL GROUP INC. AND SUBSIDIARIES
                                   (Unaudited)
               Summary Notes to Consolidated Financial Statements

         1 - Organization

         The Company was organized as a regional insurance holding company by Donegal Mutual Insurance Company (the "Mutual Company") on August 26, 1986 and operates in Pennsylvania, Maryland, Delaware, Virginia and Ohio through its wholly owned stock insurance companies, Atlantic States Insurance Company ("Atlantic States"), Southern Insurance Company of Virginia ("Southern"), Delaware Atlantic Insurance Company ("Delaware"), Pioneer Insurance Company ("Pioneer") and Atlantic Insurance Services, Inc. ("AIS"). The Company's major lines of business are Automobile Liability, Automobile Physical Damage, Homeowners, Commercial Multiple Peril and Workers' Compensation. Atlantic, Southern, Delaware and Pioneer are subject to regulation by Insurance Departments in those states in which they operate and undergo periodic examination by those departments. They are also subject to competition from other insurance carriers in their operating areas. Atlantic States engages in the insurance business primarily through an intercompany pooling arrangement with the Mutual Company. Southern was acquired by the Company on December 31, 1988 pursuant to a plan of conversion from a mutual to a stock company and cedes 50% of its business to the Mutual Company, 80% prior to 1991. On December 29, 1995, the Company acquired all of the outstanding stock of Delaware. This transaction was accounted for as if it were a "Pooling of Interest," and as such, the Company's financial statements have been restated to include Delaware as a consolidated subsidiary from January 1, 1994 to the present. On March 31, 1997, the Company acquired all of the outstanding stock of Pioneer. This transaction was accounted for as if it were a "Pooling of Interest", and as such the Company's financial statements have been restated to include Pioneer as a consolidated subsidiary from January 1, 1994 to the present. At June 30, 1998, the Mutual Company held 58% of the outstanding common stock of the Company.


         2 - Basis of Presentation

         The financial information for the interim period included herein is unaudited; however, such information reflects all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management are necessary to a fair presentation of the financial position, results of operations and cash flow for the interim period included herein. The results of operations for the three months ended and for the six months ended June 30, 1998, are not necessarily indicative of results of operations to be expected for the twelve months ended December 31, 1998.

         On June 25, 1998, the Company issued a 4 for 3 stock split in the form of a 33-1/3% stock dividend to stockholders of record as of June 10, 1998. Per share information prior to June 25, 1998, has been restated for this change.

         These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

Overview

         Donegal Group Inc. ("DGI" or the "Company") is a regional insurance holding company doing business in Pennsylvania, Maryland, Delaware, Virginia and Ohio through its four wholly owned property-casualty insurance subsidiaries, Atlantic States Insurance Company ("Atlantic"), Southern Insurance Company of Virginia ("Southern"), Pioneer Insurance Company ("Pioneer") and Delaware Atlantic Insurance Company ("Delaware"). The Company's major lines of business in 1997 and their percentage of total net earned premiums were Automobile Liability (27.8%), Workers' Compensation (15.9%), Automobile Physical Damage (17.1%), Homeowners (17.6%), and Commercial Multiple Peril (15.6%). The subsidiaries are subject to regulation by Insurance Departments in those states in which they operate and undergo periodic examination by those departments. The subsidiaries are also subject to competition from other insurance carriers in their operating areas. DGI was formed in September 1986 by Donegal Mutual Insurance Company (the "Mutual Company"), which owns 58% of the outstanding common shares of the Company as of June 30, 1998.

         Atlantic States participates in an intercompany pooling arrangement with the Mutual Company and assumes 65% of the pooled business, 60% prior to January 1, 1996. Southern cedes 50% of its business to the Mutual Company and Delaware cedes 70% of its Workers' Compensation business to the Mutual Company. Because the Mutual Company places substantially all of the business assumed from Southern and Delaware into the pool, from which the Company has a 65% allocation, the Company's results of operations include approximately 80% of the business written by Southern and approximately 75% of the Workers' Compensation business written by Delaware.

         In addition to the Company's insurance subsidiaries, it also owns all of the outstanding stock of Atlantic Insurance Services, Inc. ("AIS"), an insurance services organization currently providing inspection and policy auditing information on a fee for service basis to its affiliates and the insurance industry.

Results of Operations - Three Months Ended June 30, 1998 to Three Months Ended June 30, 1997


         Revenues for the three months ended June 30, 1998 were $31,023,026 an increase of $769,166 or 2.5%, over the same period of 1997. An increase in net premiums earned of $754,752 or 2.8%, represented most of this change. Investment income for the second quarter fell $113,632 or 3.9% due to a decrease in the annualized average return on investments from 5.8% in the second quarter 1997 to 5.4% in the second quarter 1998, offset by an increase in average invested assets from $197.2 million in the second quarter 1997 to $205.0 million in the second quarter 1998. Realized investment gains, which resulted from normal turnover of the Company's investment portfolio, were $35,442 in the second quarter 1998 compared to $35,527 for the same period of 1997.

         The GAAP combined ratio of insurance operations in the second quarter of 1998 was 101.7% compared to 98.8% for the same period in 1997. The GAAP combined ratio is the sum of the ratios of incurred losses and loss adjusting expenses to premiums earned (loss ratio), policyholders dividends to premiums earned (dividend ratio), and underwriting expenses to premiums earned (expense ratio). The Company's loss ratio was impacted by an unusual series of thunderstorms and tornadoes that hit the northeast part of the United States throughout the month of June, 1998. As a result of claims from these storms, the Company's loss ratio in the second quarter of 1998 was 69.7% compared to 64.6% in the second quarter of 1997. The increase in the loss ratio was somewhat offset by a decrease in the expense ratio to 30.7% in the second quarter of 1998 compared to 33.0% in the second quarter of 1997. This improvement was primarily due to decreases in incentive plans for employees and contingent commissions for agents due to the higher loss ratios. The dividend ratio changed little ending up at 1.3% for the second quarter of 1998 compared to 1.2% for the same period of 1997.

         Federal income taxes for the second quarter represented 20.4% of income before income taxes compared to 22.7% for the same period of 1997. Decreased underwriting profits, due to the storm activity, resulted in tax free investment income representing a larger portion of income than in 1997 decreasing the effective tax rate.

Results of Operations - Six Months Ended June 30, 1998 to Six Months Ended June 30, 1997


         Revenues for the six months ended June 30, 1998 were $61,919,170 an increase of $1,841,939 or 3.1%, over the same period of 1997. An increase in net premiums earned of $1,554,963 represented most of this change. Investment income for the first six months fell $113,348 or 2.0% due to a decrease in the annualized average return on investments from 5.8% for the first six months of 1997 to 5.4% for the first six months of 1998, offset by an increase in average invested assets from $197.1 million in 1997 to $207.6 million in the first six months of 1998. Realized investment gains, which resulted from normal turnover of the Company's investment portfolio, were $347,235 in the six months ended June 30, 1998 compared to $73,354 for the same period of 1997.

         The GAAP combined ratio of insurance operations for the six months ended June 30, 1998 was 98.1 % compared to 98.5% for the same period in 1997. The GAAP combined ratio is the sum of the ratios of incurred losses and loss adjusting expenses to premiums earned (loss ratio), policyholders dividends to premiums earned (dividend ratio), and underwriting expenses to premiums earned (expense ratio). The Company's loss ratio was impacted by an unusual series of thunderstorms and tornadoes that hit the northeast part of the United States throughout the month of June, 1998 but had been favorably effected by the mild winter weather in the same part of the country in the first quarter. As a result, the Company's loss ratio for the first six months of 1998 was 63.9% compared to 64.3% for the first six months of 1997. The expense ratio for the six months ended June 30, 1998 was 32.6%, almost identical to the 32.8% expense ratio for the same period of 1997. The dividend ratio changed little ending up at 1.5% for the period compared to 1.4% for the first six months of 1997.

         Federal income taxes for the first six months of 1998 represented 25.5% of income before income taxes compared to 22.8% for the same period of 1997. Tax savings from the acquisition of Pioneer last year accounted for the difference.

Liquidity and Capital Resources


         The Company generates sufficient funds from its operations and maintains a high degree of liquidity in its investment portfolio. The primary source of funds to meet the demands of claim settlements and operating expenses are premium collections, investment earnings and maturing investments. As of June 30, 1998, the Company had announced it has entered into an agreement to purchase all of the outstanding shares of Southern Heritage Insurance Company, Tucker, Georgia, for $21 million in cash. The acquisition is pending regulatory approval. The Company has requested an amendment to its credit agreement with Fleet Bank to expand the credit available under that agreement from $20 million to $40 million to fund the acquisition.

         In investing funds made available from operations, the Company maintains securities maturities consistent with its projected cash needs for the payment of claims and expenses. The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid assets to ensure the availability of funds.

         As of June 30, 1998, pursuant to a credit agreement dated December 29, 1995, with Fleet National Bank of Connecticut, the Company had unsecured borrowings of $5.0 million. Per the terms of the credit agreement, the Company may borrow up to $20 million at interest rates equal to the bank's then current prime rate or the then current London interbank Eurodollar bank rate plus 1.70%. At June 30, 1998, the interest rate on the outstanding balance was 7.60625%. In addition, the Company will pay a non-use fee at a rate of 3/10 of 1% per annum on the average daily unused portion of the Bank's commitment. On each December 29, commencing December 29, 1999, the credit line will be reduced by $4 million. Any outstanding loan in excess of the remaining credit line, after such reduction, will then be payable.

         The Company's principal source of cash with which to pay stockholder dividends is dividends from Atlantic States, Southern, Pioneer and Delaware, which are required by law to maintain certain minimum surplus on a statutory basis and are subject to regulations under which payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. Atlantic States, Southern, Pioneer and Delaware are subject to Risk Based Capital (RBC) requirements effective for 1994. At December 31, 1997, all four Companies' capital was substantially above the RBC requirements. At December 31, 1997, amounts available for distribution as dividends to Donegal Group without prior approval of the insurance regulatory authorities are $7,349,284 from Atlantic States, $703,688 from Southern, $542,799 from Pioneer and $1,070,463 from Delaware.

Credit Risk

         The company provides property and liability coverages through its subsidiaries' independent agency systems located throughout its operating area. The majority of this business is billed directly to the insured although a portion of Donegal Group's commercial business is billed through its agents who are extended credit in the normal course of business.

         The Company's subsidiaries have reinsurance agreements in place with the Mutual Company and with a number of other major authorized reinsurers.


Impact of Inflation

         Property and casualty insurance premiums are established before the amount of losses and loss settlement expenses, or the extent to which inflation may impact such expenses, are known. Consequently, the Company attempts, in establishing rates, to anticipate the potential impact of inflation.


Year 2000 Issues

         The year 2000 issue (i.e. the ability of computer systems to properly process information which contains dates beginning with January 1, 2000 and thereafter) affects virtually all companies. All computer systems used for processing of business for the Company are owned and operated by the Mutual Company. Certain of these computer systems utilized by the Mutual Company to process information use only two digits to identify a year. Because of this, the year 2000 would be represented in the system as "00" and would in most cases be interpreted by the computer as "1900" rather than "2000", resulting in processing errors.

         The ability to process information in a timely and accurate manner is vital to the Company's property and casualty insurance business. The Company recognizes that the systems used to process its business must be able to accurately identify and process information containing year 2000 dates by the end of 1998. The Mutual Company has a vigorous and comprehensive project underway to ensure compliance in time to meet this deadline. This project was initiated as part of a review of the main application systems in 1995. The Mutual Company is taking the steps it deems appropriate to meet this challenge, including migrating to the most current version of vendors' software, which improves functionality in addition to being year 2000 compliant, replacing existing software with new software systems and rewriting existing computer programs. The goal of this project is to be substantially year 2000 complaint by the end of 1998.


Impact of New Accounting Standards

Accounting for Derivative Instruments and Hedging Activities

         In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, with earlier adoption permitted.


Insurance Related Assessments

         In December 1997, the AICPA Accounting Standards Executive Committee issued Statement of Position (SOP) 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments. The accounting guidance of this SOP focuses on the timing of recognition and measurement of liabilities for insurance-related assessments. The SOP is effective for fiscal years beginning after December 15, 1998. The Company believes that they are in compliance with the provisions of this SOP and no impact on the Company's financial reporting is expected.

Computer Software Development Costs

         On March 4, 1998, the AICPA Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This SOP requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. This SOP also requires that costs related to the preliminary project stage and the post-implementation/operations stage in an internal-use computer software development project be expensed as incurred. SOP 98-1 is effective for financial statements issued for fiscal years beginning after December 15, 1998. The Company believes that they are in compliance with the provisions of this SOP and no material impact of the Company's financial reporting is expected.

                           Part II. Other Information

Item 1.  Legal Proceedings

         None.

Item 2.  Changes in Securities

         Amendment of Certificate of Incorporation
         Exhibit 3(i)

Item 3.  Defaults upon Senior Securities

         None.

Item 4.  Submission of Matters to a Vote of Security Holders

         None.

Item 5.  Other Information

         Any stockholder who, in accordance with and subject to the provisions of the proxy rules of the Securities and Exchange Commission, wishes to submit a proposal for inclusion in the Company's proxy statement for its 1999 Annual Meeting of Stockholders must deliver such proposal in writing to the Company's Secretary at the Company's principal executive offices at 1195 River Road, Marietta, Pennsylvania 17547, not later than November 23, 1998.

         Pursuant to new amendments to Rule 14a-4(c) of the Securities Exchange Act of 1934, if a stockholder who intends to present a proposal at the 1999 Annual Meeting of Stockholders does not notify the Company of such proposal on or before February 7, 1999, then management proxies will be allowed to use their discretionary voting authority to vote on the proposal when the proposal is raised at the Annual Meeting, even though there is no discussion of the proposal in the 1999 proxy statement.

Item 6.  Exhibits and Reports on Form 8-K

         (a)   EX-27     Financial Data Schedule
         (b)   Reports on Form 8-K
               During the quarter ended June 30, 1998 - None

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Donegal Group Inc.




Date: August 14, 1998                   By:
                                           -------------------------------
                                           Donald H. Nikolaus,
                                           President and Chief Executive Officer



Date: August 14, 1998                   By:
                                           -------------------------------
                                           Ralph G. Spontak,
                                           Corporate Secretary,
                                           Senior Vice President and
                                           Chief Financial Officer